其士泛亞控股有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER PACIFIC HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1228 傳真: (852) 2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1228 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com
DIRECT FAX: (852) 2757 5669

[redacted]

Ref: CSD-L025-08
Exemption No. #82-4201

08001100

March 5, 2008

BY COURIER

SUPPL

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 - 2
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sir

Re: Chevalier ~~Pacific~~ Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier Pacific Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements and Circulars pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for you record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalicr.com

PROCESSED
MAR 1 2 2008
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
CHEVALIER PACIFIC HOLDINGS LIMITED

Kan Ka Hon
Director

3/11

Encl

NK/AM/hc/el

HONG KONG AUSTRALIA CANADA CHINA MACAO PHILIPPINES SINGAPORE THAILAND USA VIETNAM


CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED

其士泛亞控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock code: 508)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Chevalier Pacific Holdings Limited (the "Company") announces that a meeting of the Board of the Company will be held on Wednesday, 12 December 2007 at 9:30 a.m. at which the Board will, inter alia, approve the release of the interim results announcement of the Company and its subsidiaries for the six months ended 30 September 2007 and consider the payment of an interim dividend, if any.

By Order of the Board
Chevalier Pacific Holdings Limited
Kan Ka Hon
Company Secretary

Hong Kong, 30 November 2007

As at the date of this announcement, the Board comprises Dr. Chow Yei Ching, Mr. Chow Vee Tsung, Oscar, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon, Miss Lily Chow and Mr. Chang Wan Lung, Robert as executive Directors, and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive Directors.

* *For identification purpose only*



CHEVALIER PACIFIC HOLDINGS LIMITED

其士泛亞控股有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code： **508**)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2007

INTERIM RESULTS

The Directors of Chevalier Pacific Holdings Limited (the "Company") are pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2007, together with the comparative figures for the corresponding period in 2006 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2007

	Note	Unaudited Six months ended 30th September, 2007 HK$'000	2006 HK$'000
Continuing operations			
Revenue	3	**148,954**	120,842
Cost of sales		**(36,885)**	(30,544)
Gross profit		**112,069**	90,298
Other income, net	4	**2,171**	3,755
Distribution costs		**(102,784)**	(77,497)
Administrative expenses		**(2,020)**	(1,492)
Other gains/(losses), net		**1,692**	254
Operating profit		**11,128**	15,318
Share of results of associates		**2,878**	-
Finance costs		**(1,491)**	(2,427)
Profit before taxation	5	**12,515**	12,891
Income tax expenses	6	**(1,401)**	(1,978)
Profit for the period from continuing operations		**11,114**	10,913
Discontinued operations			
Profit for the period from discontinued operations	9	**9,397**	4,751
Profit for the period		**20,511**	15,664
Attributable to:			
Equity holders of the Company		**20,511**	15,664
Minority interests		**-**	-
		20,511	15,664
Dividends	7	**6,466**	4,754
Earnings per share	8		
From continuing and discontinued operations			
- Basic and diluted (HK cents)		**10.27**	9.11
From continuing operations			
- Basic and diluted (HK cents)		**5.57**	6.35
From discontinued operations			
- Basic and diluted (HK cents)		**4.70**	2.76

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th September, 2007

	Note	Unaudited 30th September, 2007 HK$'000	Audited 31st March, 2007 HK$'000
Non-current assets			
Investment properties		**7,799**	-
Property, plant and equipment		**56,437**	58,890
Goodwill		**84,010**	84,010
Trademark		**108,000**	108,000
Interests in associates		**69,082**	62,092
Available-for-sale investments		**9,247**	9,247
Investments at fair value through profit or loss		**35,170**	51,320
Other non-current assets		**26,958**	19,498
		396,703	393,057
Current assets			
Inventories		**7,913**	6,897
Debtors, deposits and prepayments	10	**18,786**	24,699
Income tax recoverable		**1,103**	2,553
Investments at fair value through profit or loss		**48,183**	62,142
Bank balances and cash equivalents		**222,166**	88,250
		298,151	184,541
Non-current assets classified as held for sale		**-**	171,479
		298,151	356,020
Current liabilities			
Creditors, bills payable, deposits and accruals	11	**55,993**	48,832
Amount due to ultimate holding company		**3,566**	1,404
Deferred income		**1,621**	1,073
Dividend payable		**79**	-
Provision for taxation		**41**	-
Bank borrowings		**12,000**	52,000
		73,300	103,309
Liabilities directly associated with non-current assets classified as held for sale		**-**	105,969
		73,300	209,278
Net current assets		**224,851**	146,742
Total assets less current liabilities		**621,554**	539,799

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2007

	Unaudited 30th September, 2007 HK$'000	Audited 31st March, 2007 HK$'000
Capital and reserves		
Share capital	**107,770**	95,078
Reserves	**473,088**	386,086
Equity attributable to equity holders of the Company	**580,858**	481,164
Minority interests	**-**	200
Total equity	**580,858**	481,364
Non-current liabilities		
Deferred tax liabilities	**21,196**	21,435
Bank borrowings	**19,500**	37,000
	40,696	58,435
Total equity and non-current liabilities	**621,554**	539,799

Notes

1 Basis of Preparation and Accounting Policies

The condensed consolidated financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2 Principal Accounting Policies

The condensed consolidated financial statements have been prepared under the historical cost convention except for certain investment properties and financial instruments, which are stated at fair values.

The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual financial statements of the Group for the year ended 31st March, 2007, except for the adoption of the standards, amendments and interpretations issued by the HKICPA mandatory for annual periods beginning 1st April, 2007. The effect of the adoption of these standards, amendments and interpretations was not material to the Group's results of operations or financial position, whereas the adoption of HKAS 1 (Amendment) "Presentation of Financial Statements – Capital Disclosures" and HKFRS 7 "Financial Instruments: Disclosures" requires additional disclosure to be made in the annual consolidated financial statements.

3 Business and Geographical Segments

Revenue and results

(a) By business segment

For management purposes, the Group is organised into three divisions. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

For the six months ended 30th September, 2007

	Continuing operations		Discontinued operations	
	Food and beverages HK$'000	Investments in securities HK$'000	Computer and information communication technology HK$'000	Total HK$'000
REVENUE	142,871	6,083	35,287	184,241
RESULTS				
Segment results	5,706	5,341	60	11,107
Unallocated corporate expenses				(1,018)
Interest income				1,130
Share of results of associates	2,878	-	-	2,878
Finance costs				(1,582)
Gain on disposal of discontinued operations	-	-	9,397	9,397
Profit before taxation				21,912
Income tax expenses				(1,401)
Profit for the period				20,511

For the six months ended 30th September, 2006

	Continuing operations		Discontinued operations	
	Food and beverages HK$'000	Investments in securities HK$'000	Computer and information communication technology HK$'000	Total HK$'000
REVENUE	115,963	4,879	257,600	378,442
RESULTS				
Segment results	8,149	8,392	5,205	21,746
Unallocated corporate expenses				(1,585)
Interest income				492
Finance costs				(2,541)
Profit before taxation				18,112
Income tax expenses				(2,448)
Profit for the period				15,664

(b) By geographical segment

	Revenue Six months ended 30th September, 2007 HK$'000	2006 HK$'000
Hong Kong	164,643	328,878
Singapore	12,932	10,212
Mainland China	4,441	2,513
Thailand	2,225	36,839
	184,241	378,442

4 Other Income, Net

	Six months ended 30th September, 2007 HK$'000	2006 HK$'000
Continuing operations		
Interest from bank deposits	**1,099**	362
Gain on investments at fair value through profit or loss	**407**	3,377
Others	**665**	16
	2,171	3,755
Discontinued operations		
Interest from bank deposits	**31**	130
Gross rental income HK$95,000 (2006: HK$311,000) from properties less direct operating expenses	**64**	220
Others	**-**	442
	95	792
	2,266	4,547

5 Profit Before Taxation

	Continuing operations		Discontinued operations		Total	
	Six months ended 30th September,					
	2007 HK$'000	2006 HK$'000	**2007 HK$'000**	2006 HK$'000	**2007 HK$'000**	2006 HK$'000
Profit before taxation has been arrived at after charging:						
Cost of inventories recognised as expenses	**36,040**	30,306	**28,478**	187,209	**64,518**	217,515
Depreciation on property, plant and equipment	**9,491**	7,586	**378**	2,770	**9,869**	10,356
Staff costs	**33,489**	25,477	**5,643**	35,999	**39,132**	61,476
Operating lease payments in respect of leasing of premises						
- minimum lease payments	**29,036**	25,708	**848**	2,374	**29,884**	28,082
- contingent rent	**4,459**	3,348	**-**	-	**4,459**	3,348

6 Income Tax Expenses

	Continuing operations		Discontinued operations		Total	
	Six months ended 30th September,					
	2007	2006	**2007**	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Current tax						
Hong Kong	**1,636**	1,508	**-**	31	**1,636**	1,539
Overseas	**-**	-	**-**	439	**-**	439
	1,636	1,508	**-**	470	**1,636**	1,978
Deferred taxation	**(235)**	470	**-**	-	**(235)**	470
	1,401	1,978	**-**	470	**1,401**	2,448

Hong Kong profits tax is calculated at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

7 Dividends

	Six months ended 30th September,	
	2007	2006
	HK$'000	HK$'000
Interim dividend of 3.0 HK cents (2006: 2.5 HK cents) per share	**6,466**	4,754

On 12th December, 2007, the Board of Directors declared an interim dividend of 3.0 HK cents per share. The interim dividend is not reflected as a dividend payable in this condensed consolidated interim financial statements, but will be reflected as an appropriation of the retained earnings for the year ending 31st March, 2008.

A 2007 final dividend of 4.0 HK cents (2006: 5.0 HK cents) per share, totally HK$8,622,000 (2006: HK$8,568,000), was approved at the annual general meeting held on 29th August, 2007 and was paid in September 2007. It has been reflected as an appropriation of retained earnings for the six months ended 30th September, 2007.

8 Earnings Per Share

From continuing and discontinued operations:

Basic earnings per share are calculated by dividing the consolidated profit attributable to equity holders of the Company for the period ended 30th September, 2007 of HK$20,511,000 (2006: HK$15,664,000) by the weighted average number of shares in issue during the period of 199,683,619 shares (2006: 171,922,446 shares).

As there was no potential dilutive share, the diluted earnings per share equal the basic earnings per share.

From continuing operations:

Basic earnings per share are calculated by dividing the consolidated profit attributable to equity holders of the Company from continuing operations for the period ended 30th September, 2007 of HK$11,114,000 (2006: HK$10,913,000) by the weighted average number of shares in issue during the period of 199,683,619 shares (2006: 171,922,446 shares).

As there was no potential dilutive share, the diluted earnings per share from continuing operations equal the basic earnings per share from continuing operations.

From discontinued operations:

Basic earnings per share are calculated by dividing the consolidated profit attributable to equity holders of the Company from discontinued operations for the period ended 30th September, 2007 of HK$9,397,000 (2006: HK$4,751,000) by the weighted average number of shares in issue during the period of 199,683,619 shares (2006: 171,922,446 shares).

As there was no potential dilutive share, the diluted earnings per share from discontinued operations equal the basic earnings per share from discontinued operations.

9 Discontinued Operations

During the period, the Company completed the disposal of the Group's operations relating to computer and information communication technology (the "Disposal"). The Board of Directors consider that the Disposal realigned the Group's business focus and resources in food and beverages business and was in line with the Group's business strategy.

The results and cash flows of the discontinued operations included in condensed consolidated income statement and condensed consolidated cash flow statement are set out below.

	Note	**Six months ended 30th September, 2007 HK$'000**	2006 HK$'000
Revenue	3	**35,287**	257,600
Cost of sales		**(30,996)**	(225,248)
Gross profit		**4,291**	32,352
Other income, net	4	**95**	792
Distribution costs		**(4,561)**	(24,934)
Administrative expenses		**(101)**	(2,092)
Other gains/(losses), net		**367**	(783)
Operating profit		**91**	5,335
Finance costs		**(91)**	(114)
Profit before taxation	5	**-**	5,221
Income tax expenses	6	**-**	(470)
Profit for the period from discontinued operations		**-**	4,751
Gain on disposal of discontinued operations *(Note)*		**9,397**	-
		9,397	4,751
Net cash (outflow)/inflow from operating activities		**(3,393)**	3,643
Net cash outflow from investing activities		**(864)**	(1,605)
Net cash outflow from financing activities		**(9,000)**	-
Net cash (outflow)/inflow from discontinued operations		**(13,257)**	2,038

Note: Gain on disposal of discontinued operations includes amounts of approximately HK$4.9 million exchange fluctuation reserve realised upon disposal of subsidiaries, approximately HK$5.0 million revaluation gain on properties disposed of and approximately HK$1.2 million expenses incurred.

10 Debtors, Deposits and Prepayments

	As at 30th September, 2007 HK$'000	As at 31st March, 2007 HK$'000
Trade debtors	1,703	49,476
Less: allowance of doubtful debts	(47)	(1,942)
	1,656	47,534
Other debtors, deposits and prepayments	17,130	44,279
	18,786	91,813
Reclassified as held for sale	-	(67,114)
	18,786	24,699

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors is 60 days except for sales of food and beverages at coffee shops which are mainly on cash basis. The ageing analysis of trade debtors is as follows:

	As at 30th September, 2007 HK$'000	As at 31st March, 2007 HK$'000
0 - 60 days	1,454	38,458
61 - 90 days	106	3,892
Over 90 days	96	5,184
	1,656	47,534

The carrying amounts of the Group's debtors, deposits and prepayments approximate to their fair values.

11 Creditors, Bills Payable, Deposits and Accruals

	As at 30th September, 2007 HK$'000	As at 31st March, 2007 HK$'000
Trade creditors and bills payable	**16,045**	64,626
Other creditors, deposits and accruals	**25,111**	48,526
Estimated consideration payable in respect of acquisition of associates *(Note 12)*	**14,837**	14,837
	55,993	127,989
Reclassified as held for sale	**-**	(79,157)
	55,993	48,832

The ageing analysis of trade creditors and bills payable is as follows:

	As at 30th September, 2007 HK$'000	As at 31st March, 2007 HK$'000
0 - 60 days	**14,154**	61,845
61 - 90 days	**223**	1,129
Over 90 days	**1,668**	1,652
	16,045	64,626

The carrying amounts of the Group's trade creditors, bills payable and other creditors approximate to their fair values.

12 Capital Commitment

The aggregate consideration for acquiring the first 49% issued share capital of Sinochina Enterprises Limited ("SEL") as an associate of the Group is estimated to be approximately HK$61 million of which HK$46 million has been settled. As at 30th September, 2007, approximately HK$15 million remaining balance of this consideration has been recognised in "Creditors, Bills payable, Deposits and Accruals" which will be settled in the year 2008 based on the forthcoming results performance of SEL and its subsidiaries and associates for the year ending 31st December, 2007.

As at 30th September, 2007, the Group has committed to acquire the remaining 51% of the issued share capital of its associate, SEL, from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become wholly-owned subsidiary of the Group. The consideration is based on the forthcoming results performance of SEL and its subsidiaries and associates for the year ending 31st December, 2008. The aggregate consideration including the purchase price paid for the 49% issued share capital of SEL shall not exceed HK$200 million.

13 Comparative Figures

The presentation of comparative information in respect of the six months ended 30th September, 2006 which appears in these condensed consolidated financial statements has been conformed with the presentation adopted in the 2007 annual financial statements.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK3 cents (2006: HK2.5 cents) per share for the six months ended 30th September, 2007 payable on Wednesday, 9th January, 2008 to shareholders whose names appear on the Register of Members of the Company on Friday, 4th January, 2008.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 2nd January, 2008 to Friday, 4th January, 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 31st December, 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

After completing the disposal of the Computer and Information Communication Technology business to Chevalier International Holdings Limited, the Group began the financial year focused on expanding its food and beverage business. As of 30th September 2007, the Group operated 71 stores in its Pacific Coffee chain and 26 outlets under its Igor's portfolio. The Group managed to achieve a revenue growth of 23% from continuing operations to HK$149 million for the six-month period. Excluding the operating losses incurred and a one time write off in total of HK$3.5 million in relation to 2 closed Pacific Coffee stores in Mainland China during the period, net profit increased by 34% to HK$14.6 million.

Pacific Coffee

Hong Kong Operation

In Hong Kong, the total number of Pacific Coffee stores increased by 9 to 55 as of 30th September 2007 as compared to 46 in September last year. Benefiting from a favourable market environment and with the Group's continued investment in branding, product quality and services, same store sales in Hong Kong grew an impressive 10% during the six-month period and total revenue climbed 22% to HK$126 million.

The Group has introduced several initiatives to realise the potential and improve the performance of Pacific Coffee in Hong Kong in the second half of the year. These included a payment and loyalty card system and also a revamp of food strategy enabled by the new central kitchen under Igor's coming into operation. With strong fundamentals in Hong Kong, the Group remains optimistic about the expansion pace and performance of local operations.

Mainland China Operation

The Group gained valuable experience from its first full year of operation in China. It has strong confidence in the long-term growth potential of the China market. During the period under review, the Group closed 2 unprofitable outlets in Shanghai and Beijing, which gave rise to operating losses and a one time write off in total of HK$3.5 million but allowed the Group to redirect resources to more promising outlets. It is operating a total of 8 stores in Shanghai and Beijing currently.

On 31st May 2007, the Group signed a Memorandum of Agreement with Dayou Digital Resources Limited ("Dayou Digital") to co-operate in expanding the Group's coffee business in China. Discussion with Dayou Digital is in progress and the Group will continue to actively look for other local partners to expedite business development.

Singapore and other markets
Singapore continued to be a competitive market for Pacific Coffee with a relatively smaller network of 8 stores compared with the market leaders. The Group will continue to maintain presence in the market and push for growth prudently, keeping its eyes on joint venture or acquisition opportunities with suitable local partners to accelerate expansion.

Partnering with local licensees will be the tactic used by the Group to expand into other regional markets. It targets to include the Middle East or Southeast Asia as its new license territory by the end of the financial year.

As at 30th September 2007, Pacific Coffee had 457 full time employees in Hong Kong, the Mainland China and Singapore.

Igor's
After the Group acquired 49% of Igor's Group at the end of the last financial year, the restaurant operation has had rapid expansion and started to generate synergies with other operations in the Group. The Group has an enhanced food and beverage business network and stronger expertise in food processing now.

In Hong Kong, 9 outlets have been added to the Igor's portfolio increasing the total number of outlets from 17 in September last year to 26 in September this year. The latest outlets of Igor's included the fine dining restaurant Watermark boasting a 270 degree grand seaview on the 2nd floor of the new Star Ferry Pier in Central and 2 outlets, namely Stormies and Wildfire, in Elements, the new high-end shopping complex on top of the MTR Kowloon Station. The Group will closely work together with the existing management of the Igor's Group to ensure a smooth transition in anticipation of the full acquisition of the Igor's remaining 51% interest in 2009.

With 26 outlets under Igor's that offer a wide range of stylish and creative food and beverage concepts to diners, the Group expects to capture a growing share of the burgeoning lifestyle-based food and beverage market in Hong Kong.

FINANCIAL REVIEW

SHAREHOLDERS' EQUITY AND FINANCIAL RATIOS
As at 30th September, 2007, the Group's total net assets attributable to equity holders of the Company amounted to approximately HK$581 million (As at 31st March, 2007: HK$481 million), an increase of HK$100 million or 20.7%.

As at 30th September, 2007, total debt to equity ratio was 5.4% (As at 31st March, 2007: 20.4%) and net debt to equity ratio was Nil (As at 31st March, 2007: Nil), which was expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net assets of HK$581 million (As at 31st March, 2007: HK$481 million).

BORROWINGS

As at 30th September, 2007, the Group's bank and other borrowings amounted to HK$31.5 million (As at 31st March, 2007: HK$98 million). Cash and deposits at bank, including fixed and structured deposits, amounted to HK$257 million (As at 31st March, 2007: HK$168 million) and there are no net borrowings as at 30th September, 2007 (As at 31st March, 2007: Nil). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates. The increase of cash and deposit at bank was mainly attributable to the net proceeds of HK$92.2 million from the share placement of 25.4 million new shares in May, 2007 and the net sales proceeds of HK$27.8 million from disposal of the computer and information communication technology business ("IT business"). The total proceeds from the share placement and disposal of IT business are aggregated for the expansion of food and beverages, general working capital of the Group and repayment of the bank borrowings.

With the decrease in borrowing, finance costs for the period amounted to HK$1.6 million, (HK$2.5 million for the corresponding period last year), a decrease of HK$0.9 million as compared with previous six-month period in 2006.

TREASURY POLICIES

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

CONTINGENT LIABILITIES

The Group had no material contingent liabilities as at 30th September, 2007.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2007, the Group employed approximately 500 full time staff globally. Total staff costs amounted to approximately HK$39 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

During the period, the Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of an unaudited interim financial statements for the six months ended 30th September, 2007.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2007.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"). All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2007.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2007 with deviation from code provision A.4.1 which has already been stated in the Company's annual report 2007.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The interim report of the Company for the six months ended 30th September, 2007 containing all the applicable information required by the Listing Rules will be despatched to the shareholders of the Company and published on the Stock Exchange's website at http://www.hkex.com.hk and the Company's website at http://www.chevalier.com in due course.

APPRECIATION

On behalf of the Board, I would like to thank the management and all staff for their concerted effort, commitment and professionalism in helping the Group deliver satisfactory results for the period under review.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 12th December, 2007

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman), Mr Chow Vee Tsung, Oscar (Managing Director), Mr Kuok Hoi Sang, Mr Kan Ka Hon, Ms Lily Chow and Mr Chang Wan Lung, Robert. The Independent Non-Executive Directors of the Company are Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing.

website: *http://www.chevalier.com*

* *For identification purpose only*


CHEVALIER

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)
(Stock Code 股份代號: 508)

Interim Report 中期報告

INTERIM RESULTS

The Directors of Chevalier Pacific Holdings Limited (the "Company") are pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2007, together with the comparative figures for the corresponding period in 2006 as follows:

中期業績

其士泛亞控股有限公司(「本公司」)董事欣然公佈本公司及其附屬公司(「本集團」)截至二零零七年九月三十日止六個月之未經審核簡明綜合中期業績，連同二零零六年同期之比較數字如下：

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2007

簡明綜合收益表

截至二零零七年九月三十日止六個月

			Unaudited 未經審核 Six months ended 30th September, 截至九月三十日止六個月	
		Note 附註	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Continuing operations	**持續經營業務**			
Revenue	收益	3	**148,954**	120,842
Cost of sales	銷售成本		**(36,885)**	(30,544)
Gross profit	毛利		**112,069**	90,298
Other income, net	其他收入淨額	4	**2,171**	3,755
Distribution costs	經銷成本		**(102,784)**	(77,497)
Administrative expenses	行政支出		**(2,020)**	(1,492)
Other gains/(losses), net	其他收益／(虧損)淨額		**1,692**	254
Operating profit	經營溢利		**11,128**	15,318
Share of results of associates	所佔聯營公司業績		**2,878**	—
Finance costs	財務費用		**(1,491)**	(2,427)
Profit before taxation	除稅前溢利	5	**12,515**	12,891
Income tax expenses	所得稅支出	6	**(1,401)**	(1,978)
Profit for the period from continuing operations	來自持續經營業務之期內溢利		**11,114**	10,913
Discontinued operations	**非持續經營業務**			
Profit for the period from discontinued operations	來自非持續經營業務之期內溢利	9	**9,397**	4,751
Profit for the period	期內溢利		**20,511**	15,664

CONDENSED CONSOLIDATED INCOME STATEMENT (Continued)

For the six months ended 30th September, 2007

簡明綜合收益表(續)

截至二零零七年九月三十日止六個月

		Note 附註	Unaudited 未經審核 Six months ended 30th September, 截至九月三十日止六個月 2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Attributable to:	應佔方：			
Equity holders of the Company	本公司股權持有人		**20,511**	15,664
Minority interests	少數股東權益		**—**	—
			20,511	15,664
Dividends	股息	7	**6,466**	4,754
Earnings per share	每股盈利	8		
From continuing and discontinued operations	來自持續及非持續經營業務			
— Basic and diluted (HK cents)	— 基本及攤薄(港仙)		**10.27**	9.11
From continuing operations	來自持續經營業務			
— Basic and diluted (HK cents)	— 基本及攤薄(港仙)		**5.57**	6.35
From discontinued operations	來自非持續經營業務			
— Basic and diluted (HK cents)	— 基本及攤薄(港仙)		**4.70**	2.76

The notes on pages 7 to 18 are integral parts of these unaudited condensed consolidated financial statements.

載於7頁至18頁之附註為該等未經審核簡明綜合財務報表之必要組成部分。

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th September, 2007

簡明綜合資產負債表
於二零零七年九月三十日

		Note 附註	Unaudited 未經審核 30th September, 2007 二零零七年九月三十日 HK$'000 港幣千元	Audited 經審核 31st March, 2007 二零零七年三月三十一日 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Investment properties	投資物業	10	7,799	—
Property, plant and equipment	物業、廠房及設備	10	56,437	58,890
Goodwill	商譽		84,010	84,010
Trademark	商標		108,000	108,000
Interests in associates	所佔聯營公司之權益		69,082	62,092
Available-for-sale investments	可出售的投資		9,247	9,247
Investments at fair value through profit or loss	於損益帳按公允值處理的投資		35,170	51,320
Other non-current assets	其他非流動資產		26,958	19,498
			396,703	393,057
Current assets	**流動資產**			
Inventories	存貨		7,913	6,897
Debtors, deposits and prepayments	應收帳款、存出按金及預付款項	11	18,786	24,699
Income tax recoverable	可取回所得稅		1,103	2,553
Investments at fair value through profit or loss	於損益帳按公允值處理的投資		48,183	62,142
Bank balances and cash equivalents	銀行結存及現金等值		222,166	88,250
			298,151	184,541
Non-current assets classified as held for sale	分類為持作出售之非流動資產		—	171,479
			298,151	356,020
Current liabilities	**流動負債**			
Creditors, bills payable, deposits and accruals	應付帳款、應付票據、存入按金及預提費用	12	55,993	48,832
Amount due to ultimate holding company	最終控股公司應付帳		3,566	1,404
Deferred income	遞延收入		1,621	1,073
Dividend payable	應付股息		79	—
Provision for taxation	課稅準備		41	—
Bank borrowings	銀行貸款		12,000	52,000
			73,300	103,309
Liabilities directly associated with non-current assets classified as held for sale	直接與分類為持作出售之非流動資產有關之負債		—	105,969
			73,300	209,278
Net current assets	**流動資產淨值**		224,851	146,742
Total assets less current liabilities	**總資產減流動負債**		621,554	539,799

CONDENSED CONSOLIDATED BALANCE SHEET (Continued) 簡明綜合資產負債表(續)

As at 30th September, 2007 於二零零七年九月三十日

		Note 附註	Unaudited 未經審核 30th September, 2007 二零零七年九月三十日 HK$'000 港幣千元	Audited 經審核 31st March, 2007 二零零七年三月三十一日 HK$'000 港幣千元
Capital and reserves	**股本及儲備**			
Share capital	股本	13	**107,770**	95,078
Reserves	儲備		**473,088**	386,086
Equity attributable to equity holders of the Company	本公司股權持有人應佔權益		**580,858**	481,164
Minority interests	少數股東權益		**—**	200
Total equity	**總權益**		**580,858**	481,364
Non-current liabilities	**非流動負債**			
Deferred tax liabilities	遞延稅項負債		**21,196**	21,435
Bank borrowings	銀行貸款		**19,500**	37,000
			40,696	58,435
Total equity and non-current liabilities	**總權益及非流動負債**		**621,554**	539,799

The notes on pages 7 to 18 are integral parts of these unaudited condensed consolidated financial statements.

載於7頁至18頁之附註為該等未經審核簡明綜合財務報表之必要組成部分。

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited)

For the six months ended 30th September, 2007

簡明綜合權益變動表

(未經審核)

截至二零零七年九月三十日止六個月

			Equity attributable to equity holders of the Company 本公司股權持有人應佔權益								
		Note 附註	Share capital 股本 HK$'000 港幣千元	Share premium 股本溢價 HK$'000 港幣千元	Capital reserve 資本儲備 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Exchange fluctuation reserve 外匯兌換浮動儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
As at 1st April, 2007	於二零零七年四月一日		95,078	258,680	18,060	14	6,449	102,883	481,164	200	481,364
Exchange difference on translation of operations of overseas subsidiaries and an associate	換算海外附屬公司及一間聯營公司的業務所產生之匯兌差額		–	–	–	–	534	–	534	–	534
Transfer to retained profits upon disposal of subsidiaries	於出售附屬公司時撥至保留溢利		–	–	(18,060)	–	–	18,060	–	(200)	(200)
Total income and expense recognised directly in equity	直接於權益確認之總收入及開支		–	–	(18,060)	–	534	18,060	534	(200)	334
Profit for the period	期內溢利		–	–	–	–	–	20,511	20,511	–	20,511
Total recognised income and expense for the period	期內已確認收入及開支		–	–	(18,060)	–	534	38,571	21,045	(200)	20,845
Exchange fluctuation reserve realised upon disposal of subsidiaries	於出售附屬公司確認之外匯兌換浮動儲備		–	–	–	–	(4,904)	–	(4,904)	–	(4,904)
Dividends paid	已派股息	7	–	–	–	–	–	(8,622)	(8,622)	–	(8,622)
Issue of share capital	發行股本		12,692	81,229	–	–	–	–	93,921	–	93,921
Share issuance expenses	股份發行開支		–	(1,746)	–	–	–	–	(1,746)	–	(1,746)
As at 30th September, 2007	於二零零七年九月三十日		107,770	338,163	–	14	2,079	132,832	580,858	–	580,858
As at 1st April, 2006	於二零零六年四月一日		85,678	223,434	18,060	14	1,370	82,544	411,100	176	411,276
Exchange difference on translation of operations of overseas subsidiaries and an associate	換算海外附屬公司及一間聯營公司的業務所產生之匯兌差額		–	–	–	–	2,050	–	2,050	8	2,058
Total income recognised directly in equity	直接於權益確認之總收入		–	–	–	–	2,050	–	2,050	8	2,058
Profit for the period	期內溢利		–	–	–	–	–	15,664	15,664	–	15,664
Total recognised income for the period	期內已確認收入		–	–	–	–	2,050	15,664	17,714	8	17,722
Dividends paid	已派股息	7	–	–	–	–	–	(8,568)	(8,568)	–	(8,568)
Issue of share capital	發行股本		9,400	35,344	–	–	–	–	44,744	–	44,744
Share issuance expenses	股份發行開支		–	(98)	–	–	–	–	(98)	–	(98)
As at 30th September, 2006	於二零零六年九月三十日		95,078	258,680	18,060	14	3,420	89,640	464,892	184	465,076

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30th September, 2007

簡明綜合現金流動表
截至二零零七年九月三十日止六個月

		Unaudited 未經審核 Six months ended 30th September, 截至九月三十日止六個月 2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Net cash inflow from operating activities	經營業務產生之現金淨流入	**53,444**	15,445
Net cash inflow/(outflow) from investing activities	投資業務產生之現金淨流入／(流出)	**25,308**	(24,028)
Net cash inflow from financing activities	融資業務產生之現金淨流入	**26,054**	38,646
Increase in bank balances and cash equivalents	銀行結存及現金等值增加	**104,806**	30,063
Bank balances and cash equivalents at beginning of the period	於期初之銀行結存及現金等值	**116,988**	72,399
Effect of changes in foreign exchange rate	滙率變動之影響	**372**	207
Bank balances and cash equivalents at end of the period	於期末之銀行結存及現金等值	**222,166**	102,669

NOTES

For the six months ended 30th September, 2007

1. Basis of Preparation and Accounting Policies

The condensed consolidated financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. Principal Accounting Policies

The condensed consolidated financial statements have been prepared under the historical cost convention except for certain investment properties and financial instruments, which are stated at fair values.

The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual financial statements of the Group for the year ended 31st March, 2007, except for the adoption of the standards, amendments and interpretations issued by the HKICPA mandatory for annual periods beginning 1st April, 2007. The effect of the adoption of these standards, amendments and interpretations was not material to the Group's results of operations or financial position, whereas the adoption of HKAS 1 (Amendment) "Presentation of Financial Statements – Capital Disclosures" and HKFRS 7 "Financial Instruments: Disclosures" requires additional disclosure to be made in the annual consolidated financial statements.

附註

截至二零零七年九月三十日止六個月

1. 編製基礎及會計政策

本簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之適用披露規定以及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」而編製。

2. 主要會計政策

本簡明綜合財務報表乃按歷史成本編製，惟若干投資物業及財務工具乃按適用情況以公平值計量。

編制本簡明綜合財務報表所採用之會計政策及計算方法與本集團編製截至二零零七年三月三十一日止年度之年度財務報表所依循者一致。惟採納香港會計師公會頒佈必需於二零零七年四月一日開始的會計期間生效的準則、修訂及詮釋除外。採納此等準則、修訂及詮釋對集團之經營業績或財務狀況概無重大影響，惟採用香港會計準則第一號(修訂本)「財務報表的呈報方式：資本披露」及香港財務報告準則第七號「金融工具：披露」要求在年度綜合財務報表中附加披露。

3. Business and Geographical Segments

3. 業務及地區性分類

Revenue and results

收益及業績

(a) By business segment

(甲) 業務分類

For management purposes, the Group is organised into three divisions. These divisions are the basis on which the Group reports its primary segment information.

按經營管理目的，本集團由以下三個部門組成。此等部門為本集團呈報主要分類資料之基準。

Segment information about these businesses is presented below.

業務分類資料載列如下：

For the six months ended 30th September, 2007

截至二零零七年九月三十日止六個月

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
REVENUE	收益	142,871	6,083	35,287	184,241
RESULTS	業績				
Segment results	分類之業績	5,706	5,341	60	11,107
Unallocated corporate expenses	未分配之公司支出				(1,018)
Interest income	利息收入				1,130
Share of results of associates	所佔聯營公司業績	2,878	—	—	2,878
Finance costs	財務費用				(1,582)
Gain on disposal of discontinued operations	出售非持續經營業務之收益	—	—	9,397	9,397
Profit before taxation	除稅前溢利				21,912
Income tax expenses	所得稅支出				(1,401)
Profit for the period	期內溢利				20,511

3. Business and Geographical Segments (Continued)

3. 業務及地區性分類(續)

Revenue and results (Continued)

收益及業績(續)

(a) By business segment (Continued)

(甲) 業務分類(續)

For the six months ended 30th September, 2006

截至二零零六年九月三十日止六個月

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
REVENUE	**收益**	115,963	4,879	257,600	378,442
RESULTS	**業績**				
Segment results	分類之業績	8,149	8,392	5,205	21,746
Unallocated corporate expenses	未分配之公司支出				(1,585)
Interest income	利息收入				492
Finance costs	財務費用				(2,541)
Profit before taxation	除税前溢利				18,112
Income tax expenses	所得税支出				(2,448)
Profit for the period	期內溢利				15,664

(b) By geographical segment

(乙) 地區分類

		Revenue 收益 Six months ended 30th September, 截至九月三十日止六個月	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Hong Kong	香港	**164,643**	328,878
Singapore	新加坡	**12,932**	10,212
Mainland China	中國內地	**4,441**	2,513
Thailand	泰國	**2,225**	36,839
		184,241	378,442

4. Other Income, Net 4. 其他收入淨額

		Six months ended 30th September, 截至九月三十日止六個月 2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Continuing operations	**持續經營業務**		
Interest from bank deposits	銀行存款利息收入	1,099	362
Gain on investments at fair value through profit or loss	於損益帳按公允值處理的投資之收益	407	3,377
Others	其他	665	16
		2,171	3,755
Discontinued operations	**非持續經營業務**		
Interest from bank deposits	銀行存款利息收入	31	130
Gross rental income HK$95,000 (2006: HK$311,000) from properties less direct operating expenses	總物業租金收入港幣95,000元（二零零六年：港幣311,000元）減直接經營支出	64	220
Others	其他	—	442
		95	792
		2,266	4,547

5. Profit Before Taxation 5. 除稅前溢利

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務		Total 總額	
		Six months ended 30th September, 截至九月三十日止六個月		Six months ended 30th September, 截至九月三十日止六個月		Six months ended 30th September, 截至九月三十日止六個月	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Profit before taxation has been arrived at after charging:	除稅前溢利已扣除：						
Cost of inventories recognised as expenses	確認於支出的存貨成本	36,040	30,306	28,478	187,209	64,518	217,515
Depreciation on property, plant and equipment	物業、廠房及設備之折舊	9,491	7,586	378	2,770	9,869	10,356
Staff costs	員工開支	33,489	25,477	5,643	35,999	39,132	61,476
Operating lease payments in respect of leasing of premises	關於租賃以下項目之營業性租賃費用						
— minimum lease payments	— 最低租賃付款	29,036	25,708	848	2,374	29,884	28,082
— contingent rent	— 或然租金	4,459	3,348	—	—	4,459	3,348

6. Income Tax Expenses

6. 所得稅支出

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務		Total 總額	
		Six months ended 30th September, 截至九月三十日止六個月		Six months ended 30th September, 截至九月三十日止六個月		Six months ended 30th September, 截至九月三十日止六個月	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Current tax	本年度稅項						
Hong Kong	香港	1,636	1,508	—	31	1,636	1,539
Overseas	海外	—	—	—	439	—	439
		1,636	1,508	—	470	1,636	1,978
Deferred taxation	遞延稅項	(235)	470	—	—	(235)	470
		1,401	1,978	—	470	1,401	2,448

Hong Kong profits tax is calculated at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

香港利得稅乃根據各獨立公司之估計應課稅溢利經抵銷前期虧損及按稅率17.5%（二零零六年：17.5%）計算。

Overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

海外之課稅乃按照各公司當地之法例及估計應課稅溢利計算。

7. Dividends

7. 股息

		Six months ended 30th September, 截至九月三十日止六個月	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Interim dividend of 3.0 HK cents (2006: 2.5 HK cents) per share	中期股息每股3.0港仙（二零零六年：2.5港仙）	6,466	4,754

On 12th December, 2007, the Board of Directors declared an interim dividend of 3.0 HK cents per share. The interim dividend is not reflected as a dividend payable in these condensed consolidated interim financial statements, but will be reflected as an appropriation of the retained profits for the year ending 31st March, 2008.

於二零零七年十二月十二日，董事會宣佈派發中期股息每股3港仙。中期股息並無於本簡明綜合中期財務報表反映為應付股息，惟將入帳列作截至二零零八年三月三十一日止年度之保留溢利的分配。

A 2007 final dividend of 4.0 HK cents (2006: 5.0 HK cents) per share, totally HK$8,622,000 (2006: HK$8,568,000), was approved at the annual general meeting held on 29th August, 2007 and was paid in September 2007. It has been reflected as an appropriation of retained profits for the six months ended 30th September, 2007.

二零零七年末期股息每股4港仙（二零零六年：5港仙），合共港幣8,622,000元（二零零六年：港幣8,568,000元）已於二零零七年八月二十九日舉行之股東週年大會獲批准，並已於二零零七年九月派付。該金額已入帳列作截至二零零七年九月三十日止六個月之保留溢利的分派。

8. Earnings Per Share

From continuing and discontinued operations:

Basic earnings per share are calculated by dividing the consolidated profit attributable to equity holders of the Company for the period ended 30th September, 2007 of HK$20,511,000 (2006: HK$15,664,000) by the weighted average number of shares in issue during the period of 199,683,619 shares (2006: 171,922,446 shares).

As there was no potential dilutive share, the diluted earnings per share equal the basic earnings per share.

From continuing operations:

Basic earnings per share are calculated by dividing the consolidated profit attributable to equity holders of the Company from continuing operations for the period ended 30th September, 2007 of HK$11,114,000 (2006: HK$10,913,000) by the weighted average number of shares in issue during the period of 199,683,619 shares (2006: 171,922,446 shares).

As there was no potential dilutive share, the diluted earnings per share from continuing operations equal the basic earnings per share from continuing operations.

From discontinued operations:

Basic earnings per share are calculated by dividing the consolidated profit attributable to equity holders of the Company from discontinued operations for the period ended 30th September, 2007 of HK$9,397,000 (2006: HK$4,751,000) by the weighted average number of shares in issue during the period of 199,683,619 shares (2006: 171,922,446 shares).

As there was no potential dilutive share, the diluted earnings per share from discontinued operations equal the basic earnings per share from discontinued operations.

8. 每股盈利

來自持續及非持續經營業務：

每股基本盈利之計算乃以截至二零零七年九月三十日止期內之本公司股權持有人應佔綜合溢利港幣20,511,000元(二零零六年：港幣15,664,000元)除以期內已發行加權平均股數199,683,619股(二零零六年：171,922,446股)計算。

由於並無潛在攤薄股份，每股攤薄盈利等於每股基本盈利。

來自持續經營業務：

每股基本盈利之計算乃以截至二零零七年九月三十日止期內來自持續經營業務之本公司股權持有人應佔綜合溢利港幣11,114,000元(二零零六年：港幣10,913,000元)除以期內已發行加權平均股數199,683,619股(二零零六年：171,922,446股)計算。

由於並無潛在攤薄股份，來自持續經營業務之每股攤薄盈利等於來自持續經營業務之每股基本盈利。

來自非持續經營業務：

每股基本盈利之計算乃以截至二零零七年九月三十日止期內來自非持續經營業務之本公司股權持有人應佔綜合溢利港幣9,397,000元(二零零六年：港幣4,751,000元)除以期內已發行加權平均股數199,683,619股(二零零六年：171,922,446股)計算。

由於並無潛在攤薄股份，來自非持續經營業務之每股攤薄盈利等於來自非持續經營業務之每股基本盈利。

9. Discontinued Operations

9. 非持續經營業務

During the period, the Company completed the disposal of the Group's operations relating to computer and information communication technology (the "Disposal"). The Board of Directors considered that the Disposal realigned the Group's business focus and resources in food and beverages business and was in line with the Group's business strategy.

於期內，本公司完成出售本集團之電腦及資訊通訊科技相關業務(「出售」)。董事會認為，出售能重整本集團餐飲業務之業務焦點及資源，並與本集團之業務策略一致。

The results and cash flows of the discontinued operations included in condensed consolidated income statement and condensed consolidated cash flow statement are set out below.

歸入簡明綜合收益表及簡明綜合現金流動表內之非持續經營業務業績及現金流量呈列如下：

		Note 附註	Six months ended 30th September, 截至九月三十日止六個月 2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Revenue	收益	3	**35,287**	257,600
Cost of sales	銷售成本		**(30,996)**	(225,248)
Gross profit	毛利		**4,291**	32,352
Other income, net	其他收入淨額	4	**95**	792
Distribution costs	經銷成本		**(4,561)**	(24,934)
Administrative expenses	行政支出		**(101)**	(2,092)
Other gains/(losses), net	其他收益／(虧損)淨額		**367**	(783)
Operating profit	經營溢利		**91**	5,335
Finance costs	財務費用		**(91)**	(114)
Profit before taxation	除稅前溢利	5	**—**	5,221
Income tax expenses	所得稅支出	6	**—**	(470)
Profit for the period from discontinued operations	來自非持續經營業務之期內溢利		**—**	4,751
Gain on disposal of discontinued operations *(Note)*	出售非持續經營業務之收益*(附註)*		**9,397**	—
			9,397	4,751
Net cash (outflow)/inflow from operating activities	經營業務產生之現金淨(流出)／流入		**(3,393)**	3,643
Net cash outflow from investing activities	投資業務產生之現金淨流出		**(864)**	(1,605)
Net cash outflow from financing activities	融資業務產生之現金淨流出		**(9,000)**	—
Net cash (outflow)/inflow from discontinued operations	來自非持續經營業務之現金淨(流出)／流入		**(13,257)**	2,038

Note: Gain on disposal of discontinued operations includes amounts of approximately HK$4.9 million exchange fluctuation reserve realised upon disposal of subsidiaries, approximately HK$5.0 million revaluation gain on properties disposed of and approximately HK$1.2 million expenses incurred.

附註：出售非持續經營業務之收益包括於出售附屬公司確認之外匯兌換浮動儲備約港幣4,900,000元，重估出售物業收益約港幣5,000,000元及扣除費用約港幣1,200,000元。

10. Investment Properties and Property, Plant and Equipment

For the six months ended 30th September, 2007 the Group acquired investment property of HK$7,799,000 (Nil for the six months ended 30th September, 2006) for the operation of new central kitchen. The directors have considered the carrying amounts of the Group's investment properties carried at fair values at 30th September, 2007 and have estimated that the carrying amounts did not differ significantly from the fair values at date of acquisition. Consequently, no changes in the fair value of investment properties have been recognised in the current period.

For the six months ended 30th September, 2007, the Group acquired property, plant and equipment of HK$9,745,000 (HK$16,956,000 for the six months ended 30th September, 2006) and disposed of property, plant and equipment with a carrying amount of HK$2,288,000 (HK$368,000 for the six months ended 30th September, 2006).

10. 投資物業及物業、廠房及設備

截至二零零七年九月三十日止六個月，本集團購買投資物業為港幣7,799,000元（截至二零零六年九月三十日止六個月：無）為新的中央廚房之營運。董事局已考慮本集團投資物業於二零零七年九月三十日之公允價值，並估計其帳面值與其於購入當日之公允價值無重大差異，故此本期間無確認投資物業公允值之變更。

截至二零零七年九月三十日止六個月，本集團購買物業、廠房及設備為港幣9,745,000元（截至二零零六年九月三十日止六個月：港幣16,956,000元），出售物業、廠房及設備帳面淨值為港幣2,288,000元（截至二零零六年九月三十日止六個月：港幣368,000元）。

11. Debtors, Deposits and Prepayments

11. 應收帳款、存出按金及預付款項

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
Trade debtors	應收帳款	1,703	49,476
Less: allowance of doubtful debts	減：呆帳撥備	(47)	(1,942)
		1,656	47,534
Other debtors, deposits and prepayments	其他應收帳款、存出按金及預付款項	17,130	44,279
		18,786	91,813
Reclassified as held for sale	重新分類為持作出售	—	(67,114)
		18,786	24,699

11. Debtors, Deposits and Prepayments (Continued)

11. 應收帳款、存出按金及預付款項(續)

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors is 60 days except for sales of food and beverages at coffee shops which are mainly on cash basis. The ageing analysis of trade debtors is as follows:

本集團對各個核心業務之客戶已確立指定之信貸政策，給予應收帳款之平均信貸期為60天，惟咖啡店之餐飲銷售則主要以現金結算。以下為應收帳款之帳齡分析：

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
0 — 60 days	0 — 60天	**1,454**	38,458
61 — 90 days	61 — 90天	**106**	3,892
Over 90 days	逾90天	**96**	5,184
		1,656	47,534

The carrying amounts of the Group's debtors, deposits and prepayments approximate to their fair values.

本集團之應收帳款、存出按金及預付款項之帳面值與其相應公允值相若。

12. Creditors, Bills Payable, Deposits and Accruals

12. 應付帳款、應付票據、存入按金及預提費用

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
Trade creditors and bills payable	應付帳款及應付票據	**16,045**	64,626
Other creditors, deposits and accruals	其他應付帳款、存入按金及預提費用	**25,111**	48,526
Estimated consideration payable in respect of acquisition of associates *(Note 14)*	收購聯營公司之估計應付代價 *(附註14)*	**14,837**	14,837
		55,993	127,989
Reclassified as held for sale	重新分類為持作出售	**—**	(79,157)
		55,993	48,832

12. Creditors, Bills Payable, Deposits and Accruals (Continued)

12. 應付帳款、應付票據、存入按金及預提費用(續)

The ageing analysis of trade creditors and bills payable is as follows:

應付帳款及應付票據之帳齡分析如下：

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
0— 60 days	0—60天	**14,154**	61,845
61— 90 days	61—90天	**223**	1,129
Over 90 days	逾90天	**1,668**	1,652
		16,045	64,626

The carrying amounts of the Group's trade creditors, bills payable and other creditors approximate to their fair values.

本集團之應付帳款、應付票據及其他應付帳款之帳面值與其相應公允值相若。

13. Share Capital

13. 股本

		As at 30th September, 2007 於二零零七年九月三十日		As at 31st March, 2007 於二零零七年三月三十一日	
		Number of Ordinary Shares of HK$0.5 each 港幣0.5元之普通股數目	**Nominal Value 票面值 HK$'000 港幣千元**	Number of Ordinary Shares of HK$0.5 each 港幣0.5元之普通股數目	Nominal Value 票面值 HK$'000 港幣千元
Authorised:	法定股本：				
At beginning of the period	於期初	**240,000,000**	**120,000**	240,000,000	120,000
Increase during the period	於期內增加	**110,000,000**	**55,000**	—	—
At end of the period	於期末	**350,000,000**	**175,000**	240,000,000	120,000
Issued and fully paid:	已發行及繳足股本：				
At beginning of the period	於期初	**190,155,871**	**95,078**	171,355,871	85,678
Issue of share capital	發行股本	**25,384,146**	**12,692**	18,800,000	9,400
At end of the period	於期末	**215,540,017**	**107,770**	190,155,871	95,078

14. Capital Commitment

The aggregate consideration for acquiring the first 49% issued share capital of Sinochina Enterprises Limited ("SEL") as an associate of the Group is estimated to be approximately HK$61 million of which HK$46 million has been settled. As at 30th September, 2007, approximately HK$15 million remaining balance of this consideration has been recognised in "Creditors, Bills Payable, Deposits and Accruals" which will be settled in the year 2008 based on the forthcoming results performance of SEL and its subsidiaries and associates for the year ending 31st December, 2007.

As at 30th September, 2007, the Group has committed to acquire the remaining 51% of the issued share capital of its associate, SEL, from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become wholly-owned subsidiary of the Group. The consideration is based on the forthcoming results performance of SEL and its subsidiaries and associates for the year ending 31st December, 2008. The aggregate consideration including the purchase price paid for the 49% issued share capital of SEL shall not exceed HK$200 million.

14. 資本承擔

購買首49% Sinochina Enterprises Limited「SEL」)已發行股本之為聯營公司總代價約為港幣61,000,000元，當中已支付之港幣約46,000,000元。於二零零七年九月三十日，尚餘之該等代價港幣約15,000,000元已於「應付帳款、應付票據、存入按金及預提費用」中確認；其代價乃根據SEL及其附屬公司及聯營公司截至二零零七年十二月三十一日止年度之未來業績表現而釐定，並將於二零零八年年度支付。

於二零零七年九月三十日，本集團已承諾向一名獨立第三方Sinochina Pacific Limited收購其聯營公司SEL餘下51%之已發行股本。收購完成後，SEL將成為本集團全資附屬公司。收購代價乃根據SEL及其附屬公司及聯營公司截至二零零八年十二月三十一日止年度之未來業績表現而釐定。總代價(包括SEL49%之已發行股本已付之購買價格)將不超過港幣200,000,000元。

15. Operating Lease

(a) The Group as lessee

The Group had future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

15. 營業性租賃

(甲) 本集團作為承租人

本集團就樓宇租賃根據不可撤銷之營業性租賃而須於未來支付之最低租賃金額，租約屆滿期如下：

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
Within one year	一年內	**70,901**	58,249
In the second to fifth year inclusive	二至五年內	**81,675**	55,228
After five years	超逾五年	**4,482**	—
		157,058	113,477

The above lease commitments only include commitments for basic rentals, and do not include commitments for additional rental payable (contingent rents), if any, which are to be determined generally by applying pre-determined percentages to future sales less the basic rentals of the respective leases, so it is not possible to determine in advance the amount of such additional rentals.

由於不可能預先斷定額外租賃款項，上述租賃承擔僅包括基本租金，不包括應付額外租金(或然租金)(如有)之承擔，一般乃以未來銷售額減有關租賃之基本租金後按預先設定百分比釐定。

15. Operating Lease (Continued)

15. 營業性租賃(續)

(b) The Group as lessor

(乙) 本集團作為出租人

As at 30th September, 2007, the Group's investment property was rented out under operating leases for a period of two years. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are as follows:

於二零零七年九月三十日，以營業性租賃租出之投資物業出租年期為兩年。本集團根據不可撤銷之營業性租約在未來應收的最低租賃應收金額如下：

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
Within one year	一年內	456	461
In the second to fifth year inclusive	二至五年內	342	422
		798	883

16. Related Party Transactions

16. 有關連人士之交易

		Six months ended 30th September, 截至九月三十日止六個月	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Interest income from associates	來自聯營公司之利息收入	10	–
Rental income from associates	來自聯營公司之租金收入	114	–

Amount due from an associate of HK$4,100,000 (As at 31st March, 2007: Nil) is secured by plant and equipment of the associate which bears interest at a rate of Hongkong and Shanghai Banking Corporation prime rate plus 100 basis points and are repayable not exceeding five years. The carrying amounts of amount due from an associate approximate their respective fair values. Amount due from an associate is denominated in Hong Kong dollars.

聯營公司應收帳款港幣4,100,000元(於二零零七年三月三十一日：無)為一間聯營公司之廠房及設備作抵押，其附帶年息率為香港上海匯豐銀行優惠利率加一百點子及於不超過五年償還。聯營公司應收帳款之帳面值與其相應公允值相若。聯營公司應收帳款以港幣列值。

17. Comparative Figures

17. 比較數字

The presentation of comparative information in respect of the six months ended 30th September, 2006 which appears in these condensed consolidated financial statements has been conformed with the presentation adopted in the 2007 annual financial statements.

本簡明綜合財務報表所列示截至二零零六年九月三十日止六個月之比較資料呈報方法，與二零零七年年度財務報表所採用者一致。

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK3 cents (2006: HK2.5 cents) per share for the six months ended 30th September, 2007 payable on Wednesday, 9th January, 2008 to shareholders whose names appear on the Register of Members of the Company on Friday, 4th January, 2008.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 2nd January, 2008 to Friday, 4th January, 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 31st December, 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

After completing the disposal of the Computer and Information Communication Technology business to Chevalier International Holdings Limited ("CIHL"), the Group began the financial year focused on expanding its food and beverage business. As of 30th September, 2007, the Group operated 71 stores in its Pacific Coffee chain and 26 outlets under its Igor's portfolio. The Group managed to achieve a revenue growth of 23% from continuing operations to HK$149 million for the six-month period. Excluding the operating losses incurred and a one time write off in total of HK$3.5 million in relation to 2 closed Pacific Coffee stores in Mainland China during the period, net profit increased by 34% to HK$14.6 million.

中期股息

董事會議決派發截至二零零七年九月三十日止六個月之中期股息每股港幣3仙（二零零六年：港幣2.5仙），並將於二零零八年一月九日星期三派發予在二零零八年一月四日星期五名列於本公司股東名冊內之股東。

暫停股份過戶登記

本公司將於二零零八年一月二日星期三至二零零八年一月四日星期五（首尾兩天包括在內）暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息，持有本公司股份人士，請於二零零七年十二月三十一日星期一下午四時前，將所有股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處卓佳標準有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，以便辦理過戶登記手續。

管理層討論及分析

緊隨完成出售電腦及資訊通訊科技業務予母公司其士國際集團有限公司(「其士國際」)後，由本財政年度起，本集團開始專注拓展餐飲業務。於二零零七年九月三十日，本集團的Pacific Coffee連鎖店共有71間店舖，而Igor's集團則有26間店舖。本集團的持續經營業務的收益於六個月內增加23%至港幣1.49億元。雖然關閉內地兩間Pacific Coffee店舖為集團帶來港幣350萬元的一次性虧損，然而不計該筆帳項及其引致的營運虧損後，本集團的純利上升34%至港幣1,460萬元。

Pacific Coffee

Hong Kong Operation

In Hong Kong, the total number of Pacific Coffee stores increased by 9 to 55 as of 30th September, 2007 as compared to 46 in September last year. Benefiting from a favourable market environment and with the Group's continued investment in branding, product quality and services, same store sales in Hong Kong grew an impressive 10% during the six-month period and total revenue climbed 22% to HK$126 million.

The Group has introduced several initiatives to realise the potential and improve the performance of Pacific Coffee in Hong Kong in the second half of the year. These included a payment and loyalty card system and also a revamp of food strategy enabled by the new central kitchen under Igor's coming into operation. With strong fundamentals in Hong Kong, the Group remains optimistic about the expansion pace and performance of local operations.

Mainland China Operation

The Group gained valuable experience from its first full year of operation in China. It has strong confidence in the long-term growth potential of the China market. During the period under review, the Group closed 2 unprofitable outlets in Shanghai and Beijing, which gave rise to operating losses and a one time write off in total of HK$3.5 million but allowed the Group to redirect resources to more promising outlets. It is operating a total of 8 stores in Shanghai and Beijing currently.

On 31st May, 2007, the Group signed a Memorandum of Agreement with Dayou Digital Resources Limited ("Dayou Digital") to co-operate in expanding the Group's coffee business in China. Discussion with Dayou Digital is in progress and the Group will continue to actively look for other local partners to expedite business development.

Singapore and Other Markets

Singapore continued to be a competitive market for Pacific Coffee with a relatively smaller network of 8 stores compared with the market leaders. The Group will continue to maintain presence in the market and push for growth prudently, keeping its eyes on joint venture or acquisition opportunities with suitable local partners to accelerate expansion.

Pacific Coffee

香港業務

於二零零七年九月三十日，Pacific Coffee於香港的店舖總數由去年同期的46間增加9間至55間。鑒於市況良好，加上本集團持續投放資源於提升品牌、產品質素和服務，令香港市場於六個月期間的同店銷售錄得10%的可觀增長，總收益攀升22%至港幣1.26億元。

為令下半年Pacific Coffee在香港市場的潛力全面發揮並爭取更理想的業績，本集團已採取一系列新措施，包括可同時用作付款的會員卡系統，及透過即將投入服務的Igor's全新中央廚房重新制定食品策略。憑藉於香港市場的穩固基礎，本集團對本地業務的擴展步伐和表現繼續保持樂觀態度。

中國內地業務

本集團於中國的業務營運剛好一週年，集團從中累積了寶貴經驗，並深信中國市場擁有長期增長的潛力。於回顧期內，本集團關閉上海及北京兩間盈利能力欠佳的店舖，導致經營虧損。儘管錄得共港幣350萬元的一次性虧損，但卻讓本集團重新調配資源，投放於前景更理想的店舖。目前，本集團上海及北京共經營8間店舖。

於二零零七年五月三十一日，本集團與大有數字資源有限責任公司(「大有數字」)簽訂備忘錄，合作拓展本集團的中國咖啡業務。本集團與大有數字的磋商仍在進行當中，未來將繼續積極物色其他當地夥伴以促進業務發展。

新加坡及其他市場

Pacific Coffee於新加坡擁有8間分店。由於與市場領導者相比網絡較小，Pacific Coffee於新加坡市場面對的競爭亦較為激烈。本集團將繼續努力維持其於新加坡市場的地位，並將審慎推動業務增長，積極發掘商機，與合適的當地夥伴建立合營企業或進行收購，以加快業務擴展步伐。

Partnering with local licensees will be the tactic used by the Group to expand into other regional markets. It targets to include the Middle East or Southeast Asia as its new license territory by the end of the financial year.

本集團將透過與不同地區的特許經營企業建立夥伴關係，將業務拓展至其他地區市場，並期望於本財政年度完結前將中東或東南亞市場發展為新的特許經營地區。

As at 30th September, 2007, Pacific Coffee had 457 full time employees in Hong Kong, the Mainland China and Singapore.

於二零零七年九月三十日，Pacific Coffee於香港、中國及新加坡共聘有457名全職僱員。

Igor's

Igor's

After the Group acquired 49% of Igor's Group at the end of the last financial year, the restaurant operation has had rapid expansion and started to generate synergies with other operations in the Group. The Group has an enhanced food and beverage business network and stronger expertise in food processing now.

自本集團在上一財政年底收購Igor's餐飲管理集團49%權益後，其餐廳業務迅速擴展，並開始為本集團其他業務帶來協同效益。本集團現時的餐飲業務網絡更為強大，並已累積更豐富的食品加工專業知識。

In Hong Kong, 9 outlets have been added to the Igor's portfolio increasing the total number of outlets from 17 in September last year to 26 in September this year. The latest outlets of Igor's included the fine dining restaurant Watermark boasting a 270 degree grand seaview on the 2nd floor of the new Star Ferry Pier in Central and 2 outlets, namely Stormies and Wildfire, in Elements, the new high-end shopping complex on top of the MTR Kowloon Station. The Group will closely work together with the existing management of the Igor's Group to ensure a smooth transition in anticipation of the full acquisition of the Igor's remaining 51% interest in 2009.

本集團於香港增設9間店鋪，將店鋪總數由去年九月的17間增加至今年九月之26間，進一步擴大Igor's餐飲管理集團的規模。最新增設的店鋪包括位於中環新天星碼頭二樓、擁有270度優美海景的高級餐廳Watermark，以及位於港鐵九龍站上蓋的新高級購物商場圓方的兩間餐廳，Stormies及Wildfire。本集團將與Igor's集團的管理層緊密合作，以確保二零零九年收購Igor's餘下的51%股權時，轉讓過程可順利進行。

With 26 outlets under Igor's that offer a wide range of stylish and creative food and beverage concepts to diners, the Group expects to capture a growing share of the burgeoning lifestyle-based food and beverage market in Hong Kong.

Igor's共26間餐廳為顧客帶來多元化的特色及創新餐飲概念，本集團預期將可於香港新興的時尚餐飲市場爭取更高市佔率。

FINANCIAL REVIEW

財務評述

Shareholders' Equity and Financial Ratios

股東權益及財務比率

As at 30th September, 2007, the Group's total net assets attributable to equity holders of the Company amounted to approximately HK$581 million (As at 31st March, 2007: HK$481 million), an increase of HK$100 million or 20.7%.

於二零零七年九月三十日，本公司股權持有人應佔本集團總資產淨值約為港幣5.81億元（於二零零七年三月三十一日：港幣 4.81億元），增加港幣 1 億元 或 20.7%。

As at 30th September, 2007, total debt to equity ratio was 5.4% (As at 31st March, 2007: 20.4%) and net debt to equity ratio was Nil (As at 31st March, 2007: Nil), which was expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net assets of HK$581 million (As at 31st March, 2007: HK$481 million).

於二零零七年九月三十日，總債務與資本比率為5.4%（於二零零七年三月三十一日：20.4%）及淨債務與資本比率為無（於二零零七年三月三十一日：無），此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣5.81億元（於二零零七年三月三十一日：港幣4.81億元）而得出之百分比。

Borrowings

As at 30th September, 2007, the Group's bank and other borrowings amounted to HK$31.5 million (As at 31st March, 2007: HK$98 million). Cash and deposits at bank, including fixed and structured deposits, amounted to HK$257 million (As at 31st March, 2007: HK$168 million) and there are no net borrowings as at 30th September, 2007 (As at 31st March, 2007: Nil). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates. The increase of cash and deposit at bank was mainly attributable to the net proceeds of HK$92.2 million from the share placement of 25.4 million new shares in May, 2007 and the net sales proceeds of HK$27.8 million from disposal of the computer and information communication technology business ("IT business"). The total proceeds from the share placement and disposal of IT business are aggregated for the expansion of food and beverages, general working capital of the Group and repayment of the bank borrowings.

With the decrease in borrowing, finance costs for the period amounted to HK$1.6 million, (HK$2.5 million for the corresponding period last year), a decrease of HK$0.9 million as compared with previous six-month period in 2006.

借貸

於二零零七年九月三十日，本集團之銀行及其他借貸為港幣 3,150萬元(於二零零七年三月三十一日：港幣 9,800萬元)。現金及銀行結存(包括定期及結構式存款)為港幣 2.57億元(於二零零七年三月三十一日：港幣 1.68億元)，及於二零零七年九月三十日無借貸淨額(於二零零七年三月三十一日：無)。本集團大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算。現金及銀行結存增加主要由於於二零零七年五月配售 2,540萬股新股份，其所得淨額為港幣 9,220萬元及出售電腦及資訊通訊科技業務(「資訊科技業務」)所得銷售淨額為港幣 2,780萬元。該配售及出售資訊科技業務所得的款額全數用作其擴充餐飲業務、一般營運資金及歸還銀行借貸。

期內，由於借貸減少，財務費用為港幣160萬元(去年同期： 港幣 250萬元)，較二零零六年前六個月比較減少港幣 90 萬元。

Treasury Policies

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

庫務政策

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

Contingent Liabilities

The Group had no material contingent liabilities as at 30th September, 2007.

或然負債

本集團於二零零七年九月三十日無重要或然負債。

Capital Commitment

Details of the capital commitment are set out in note 14 to the condensed financial statements.

資本承擔

資本承擔之資料詳情載於簡明財務報表附註14。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 30th September, 2007, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"), which have been notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

董事及主要行政人員之證券權益

於二零零七年九月三十日，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及香港聯合交易所有限公司(「聯交所」)之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及短倉如下：

(a) Interests in the Company — Shares

(甲) 本公司權益 — 股份

		Number of ordinary shares 普通股股份數目			
Name of Directors 董事名稱	**Capacity 身份**	**Personal interests 個人權益**	**Corporate interests 公司權益**	**Total 總數**	**Approximate percentage of interest (%) 權益概約百分比 (%)**
CHOW Yei Ching 周亦卿	Interest of controlled corporation 受控制公司之權益	—	107,822,933*	107,822,933	50.02
KUOK Hoi Sang 郭海生	Beneficial owner 實益擁有人	2,400,000	—	2,400,000	1.11
KAN Ka Hon 簡嘉翰	Beneficial owner 實益擁有人	451,200	—	451,200	0.21
Shinichi YONEHARA 米原慎一	Beneficial owner 實益擁有人	600	—	600	0.00028

* *Dr CHOW Yei Ching has notified the Company that under the SFO, he was deemed to be interested in 107,822,933 shares of the Company which were held by CIHL as Dr Chow beneficially owned 153,682,359 shares in CIHL, representing approximately 55.17% of the issued share capital of CIHL. Dr. Chow was deemed to be interested in these shares under the SFO and these shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.*

* *周亦卿博士實益持有其士國際153,682,359股股份，佔其士國際已發行股份約55.17%。根據證券及期貨條例，周博士被視為擁有其士國際持有之本公司股份107,822,933股之權益，周博士並已就此向本公司作出知會。該等股份與下段「主要股東之證券權益」所述之股份相同。*

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES (Continued)

董事及主要行政人員之證券權益(續)

(b) Interests in Associated Corporation — Shares

(乙) 相聯公司權益 — 股份

Name of Directors 董事名稱	Associated corporation 相聯公司	Capacity 身份	Number of ordinary shares 普通股股份數目 — Personal interests 個人權益	Number of ordinary shares 普通股股份數目 — Total 總數	Approximate percentage of interest (%) 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	CIHL 其士國際	Beneficial owner 實益擁有人	153,682,359	153,682,359	55.17
KUOK Hoi Sang 郭海生	CIHL 其士國際	Beneficial owner 實益擁有人	98,216	98,216	0.04
KAN Ka Hon 簡嘉翰	CIHL 其士國際	Beneficial owner 實益擁有人	29,040	29,040	0.01
Shinichi YONEHARA 米原慎一	CIHL 其士國際	Beneficial owner 實益擁有人	1,671	1,671	0.001

Save as disclosed above and in "Share Option Schemes" below, as at 30th September, 2007, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

除上文及下文之「購股權計劃」所披露者外，於二零零七年九月三十日，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

SHARE OPTION SCHEMES

A share option scheme of the Company (the "CPHL Scheme") was approved by the shareholders of CIHL and shareholders of the Company on 20th September, 2002. Another share option scheme of CIHL (the "CIHL Scheme") was also approved by the shareholders of CIHL on 20th September, 2002. The CPHL Scheme and the CIHL Scheme fully comply with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). As at 30th September, 2007, no share option was granted, exercised, cancelled or lapsed under the CPHL Scheme and the CIHL Scheme. There was no outstanding option under the CPHL Scheme and the CIHL Scheme at the beginning and at the end of the period.

購股權計劃

其士國際股東及本公司股東於二零零二年九月二十日批准本公司一項購股權計劃(「其士泛亞計劃」)。其士國際股東於二零零二年九月二十日批准另一項其士國際購股權計劃(「其士國際計劃」)。其士泛亞計劃及其士國際計劃完全符合聯交所證券上市規則(「上市規則」)第十七章之規定。於二零零七年九月三十日，並無購股權根據其士泛亞計劃及其士國際計劃而授出、行使、註銷或失效。於期初及期結，並無其士泛亞計劃及其士國際計劃尚未行使之購股權之權益。

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 30th September, 2007, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

主要股東之證券權益

於二零零七年九月三十日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下：

Substantial Shareholder 主要股東	Capacity 身份	Number of shares held 持股數量	Approximate percentage of interest *(%)* 權益概約百分比 *(%)*
CHOW Yei Ching 周亦卿	Beneficial owner 實益擁有人	107,822,933 *(Notes 1 and 2)* *(附註1及2)*	50.02
MIYAKAWA Michiko 宮川美智子	Beneficial owner 實益擁有人	107,822,933 *(Note 2)* *(附註2)*	50.02
CIHL 其士國際	Beneficial owner 實益擁有人	107,822,933	50.02
CHEN Wai Wai, Vivien 陳慧慧	Beneficial owner 實益擁有人	18,800,000 *(Note 3)* *(附註3)*	8.72

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES (Continued) 主要股東之證券權益（續）

Substantial Shareholder 主要股東	Capacity 身份	Number of shares held 持股數量	Approximate percentage of interest (%) 權益概約百分比 (%)
Crosby Investment Holdings Inc.	Interest of controlled corporation 受控制公司之權益	18,800,000 *(Note 3)* *(附註3)*	8.72
Nan Fung Resources Limited 南豐資源有限公司	Interest of controlled corporation 受控制公司之權益	18,800,000 *(Note 3)* *(附註3)*	8.72
Gentfull Investment Limited 俊孚投資有限公司	Beneficial owner 實益擁有人	18,800,000 *(Note 3)* *(附註3)*	8.72

Notes:

1. Under the SFO, these shares were held by Dr Chow as corporate interests in which Dr Chow was deemed to be interested.

2. Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 107,822,933 shares held by Dr Chow.

3. Ms Chen Wai Wai, Vivien, Crosby Investment Holdings Inc., Nan Fung Resources Limited are taken to be interested in 18,800,000 shares which were held by Gentfull Investment Limited. Gentfull Investment Limited is wholly owned by Nan Fung Resources Limited and in turn wholly owned by Crosby Investment Holdings Inc. which is 100% owned by Ms Chen Wai Wai, Vivien.

附註：

1. 根據證券及期貨條例，該等股份由周博士持有，而周博士被視為持有法團所持有的權益。

2. 根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批107,822,933股股份之權益。

3. 陳慧慧女士、Crosby Investment Holdings Inc.及南豐資源有限公司被視為持有18,800,000股股份。陳慧慧女士持有Crosby Investment Holdings Inc.100%股權；而Crosby Investment Holdings Inc.持有南豐資源有限公司100%股權，南豐資源有限公司持有俊孚投資有限公司100%股權。

Save as disclosed above, as at 30th September, 2007, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

除上文所披露者外，於二零零七年九月三十日，就本公司董事及主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本（附有權利在任何情況下可於本公司之股東大會上投票之股本）面值百分之五或以上權益。

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and its associated corporations, at no time during the period was the Company or its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

購買股份或債券之安排

除本公司及其相聯公司採納之購股權計劃外，於期間內任何時間，本公司或其任何控股公司或其任何附屬公司或同系附屬公司並無參與任何安排，使本公司董事透過購買本公司或任何其他公司之股份或債券而獲得利益。

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2007, the Group employed approximately 500 full time staff globally. Total staff costs amounted to approximately HK$39 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

僱員及薪酬制度

於二零零七年九月三十日，本集團於全球僱用約 500 名全職員工。期內之員工總開支約為港幣 3,900 萬元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

AUDIT COMMITTEE

During the period, the Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of an unaudited interim financial statements for the six months ended 30th September, 2007.

審核委員會

審核委員會在期內與管理層審閱本集團所採納之會計原則及實務，並討論有關審核、內部監管及財務申報等事項，其中包括審閱截至二零零七年九月三十日止六個月內未經審核中期財務報表。

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2007.

購買、出售或贖回上市證券

截至二零零七年九月三十日止六個月，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2007.

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則。本公司已向全體董事作出特定查詢，以確定董事於截至二零零七年九月三十日止六個月內是否已遵守標準守則所規定之標準；全體董事已確認彼等已遵守該等標準。

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2007 with deviation from code provision A.4.1 which has already been stated in the Company's annual report 2007.

APPRECIATION

On behalf of the Board, I would like to thank the management and all staff for their concerted effort, commitment and professionalism in helping the Group deliver satisfactory results for the period under review.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 12th December, 2007

website: http://www.chevalier.com

企業管治常規守則

董事認為，本公司於截至二零零七年九月三十日止六個月內一直遵守上市規則附錄十四所載之企業管治常規守則，惟偏離守則條文A.4.1之情況除外，並已刊載於本公司二零零七年年報內。

致謝

本人謹代表董事會藉此機會對管理層及全體員工致以衷心謝意，感謝各人努力不懈堅持以專業態度於期內帶領本集團達致理想表現。

承董事會命
主席
周亦卿

香港，二零零七年十二月十二日

網址：*http://www.chevalier.com*

END